Exhibit 99.1

VIA optronics AG Announces Reporting Date and Conference Call for Full Year 2021 and First Quarter 2022 Financial Results

Nuremberg, Germany: June 22, 2022 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that it will report financial results for the full year ended December 31, 2021, and first quarter ended March 31, 2022, on Wednesday, June 29, 2022, before the market opens.

In conjunction with this report, the Company will host a conference call at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time on June 29, 2022, to review its performance and share the business outlook.

The live webcast of the call, along with the Company’s earnings press release, can be accessed through the VIA Investor Relations website at https://investors.via-optronics.com. The dial-in numbers for the call are 1-646-664-1960 (USA), 020-3936-2999 (United Kingdom), or 032-22109-8334 (Germany). The access code for the call is 776026. Please ask to be connected to the VIA Optronics AG call when prompted by the operator.

Following the conference call, an archived version of the webcast will also be available on the Investor Relations section of the Company’s website shortly after the live call ends. To listen to the telephone replay, callers should dial 1-845-709-8569 (USA), 020-3936-3001 (United Kingdom), or 44-203-936-3001 (Other). The access code is 742116. The replay will be available for two weeks following the call date.

About VIA

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx.

A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Investor Relations for VIA optronics

Alpha IR Group

Lisa Fortuna or Samuel Cohen

+1-312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302